# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Resolute Holdings Management, Inc., CIK 0002039497
CUSIP: 76134H101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 445 Park Avenue, Suite 5B, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/17/2025
Amends the filing with accession number 0000950142-25-000685
Filed by CIK 0002037164
Persons authorized to receive notices and communications: Thomas R. Knott, Resolute ManCo Holdings LLC, 445 Park Avenue, Suite 5B, New York, New York (NY), 10022, 212-256-8405

## Reporting persons
- Resolute Compo Holdings LLC (CIK 0002037164): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Resolute ManCo Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,107,534; sole dispositive power 0; shared dispositive power 4,107,534; aggregate amount beneficially owned 4,107,534 (48.2% of the class)
  Comment: The percentage in Row (13) is based on 8,525,994 shares of Common Stock that were outstanding as of March 17, 2025.
- Tungsten 2024 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,180,864; sole dispositive power 0; shared dispositive power 4,180,864; aggregate amount beneficially owned 4,180,864 (49% of the class)
  Comment: The percentage in Row (13) is based on 8,525,994 shares of Common Stock that were outstanding as of March 17, 2025.
- Thomas R. Knott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,107,534; sole dispositive power 0; shared dispositive power 4,107,534; aggregate amount beneficially owned 4,107,534 (48.2% of the class)
  Comment: The percentage in Row (13) is based on 8,525,994 shares of Common Stock that were outstanding as of March 17, 2025.
- C 323 Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,107,534; sole dispositive power 0; shared dispositive power 4,107,534; aggregate amount beneficially owned 4,107,534 (48.2% of the class)
  Comment: The percentage in Row (13) is based on 8,525,994 shares of Common Stock that were outstanding as of March 17, 2025.
- John D. Cote: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 125,000; shared voting power 4,180,864; sole dispositive power 125,000; shared dispositive power 4,180,864; aggregate amount beneficially owned 4,305,864 (50.5% of the class)
  Comment: The percentage in Row (13) is based on 8,525,994 shares of Common Stock that were outstanding as of March 17, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Resolute Holdings Management, Inc.
Address of issuer's principal executive offices: 445 Park Avenue, Suite 5B, New York, New York (NY), 10022
Comment: This statement on Schedule 13D relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Resolute Holdings Management, Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is filed by Resolute Compo Holdings LLC ("Resolute Compo Holdings"), Resolute ManCo Holdings LLC ("Resolute ManCo Holdings"), Tungsten 2024 LLC ("Tungsten"), John Cote, Thomas Knott and C 323 Holdings, LLC ("C 323 Holdings" and, together with Resolute Compo Holdings, Resolute ManCo Holdings, Tungsten and Messrs. John Cote and Thomas Knott, collectively, the "Reporting Persons") and amends the initial statement on Schedule 13D filed by the Reporting Persons (except for Resolute ManCo Holdings and C 323 Holdings) on March 7, 2025 (the "Initial Statement" and, as amended by this Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.
Residence or business address: The principal business office of the Reporting Persons is 445 Park Avenue, Suite 5B, New York, NY 10022.
Present principal occupation or employment: The principal business of the Reporting Persons is the operation of an investment firm. Each of Resolute Compo Holdings, Resolute ManCo Holdings and C 323 Holdings is a member-managed limited liability company. Tungsten is the managing member of Resolute ManCo Holdings and Resolute Compo Holdings. Mr. John Cote is the manager of Tungsten. Mr. Knott is the sole member and manager of C 323 Holdings. C 323 Holdings is a member of Resolute Compo Holdings and Resolute ManCo Holdings.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial administrative body of competent jurisdiction or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Resolute Compo Holdings, Resolute ManCo Holdings, Tungsten and C 323 Holdings is organized in the State of Delaware. Mr. John Cote and Mr. Knott are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth or incorporated in Item 4 is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 6 is hereby incorporated by reference in its entirety into this Item 4.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On March 17, 2025, Mr. Thomas Knott transferred his interest in Resolute Compo Holdings to C 323 Holdings and C 323 Holdings was admitted as a member of Resolute Compo Holdings . Immediately thereafter, (i) Resolute Compo Holdings transferred the 4,107,534 shares of Common Stock it held of record to Tungsten and C 323 Holdings for no consideration, following which Tungsten and C 323 Holdings immediately contributed such shares to Resolute ManCo Holdings for no consideration (the "Resolute Share Transfers"). The percentage in Row (13) is based on 8,525,994 shares of Common Stock that were outstanding as of March 17, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth or incorporated in Item 4 is hereby incorporated by reference in its entirety into this Item 5. See Annex A attached hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 2(a).
Transactions in the class effected during the past sixty days: See Item 4 above, which is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Following the Resolute Share Transfers on March 17, 2025, Resolute Compo Holdings ceased to be the beneficial owner of more than five percent of the Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

Following the Resolute Share Transfers, Resolute ManCo Holdings agreed on March 17, 2025 to be bound by and became a party to the Registration Rights Agreement, dated as of February 28, 2025 (the "Registration Rights Agreement"), by and between the Issuer and Resolute Compo Holdings, as a Permitted Transferee (as defined in the Registration Rights Agreement) of Resolute Compo Holdings. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement that is attached to the Schedule 13D as Exhibit 1 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Registration Rights Agreement, dated as of February 28, 2025, by and between Resolute Compo Holdings LLC and Resolute Holdings Management, Inc. (incorporated by reference to Exhibit 1 to the Initial Statement filed with the SEC on March 7, 2025).

2. Joint Filing Agreement, dated as of March 17, 2025, by and among the Reporting Persons.

## Signatures
- Resolute Compo Holdings LLC: /s/ John D. Cote, John D. Cote, Manager, Tungsten 2024 LLC, managing member of Resolute Compo Holdings LLC (03/19/2025)
- Resolute ManCo Holdings LLC: /s/ John D. Cote, John D. Cote, Manager, Tungsten 2024 LLC, managing member of Resolute ManCo Holdings LLC (03/19/2025)
- Tungsten 2024 LLC: /s/ John D. Cote, Manager (03/19/2025)
- Thomas R. Knott: /s/ Thomas R. Knott, Thomas R. Knott (03/19/2025)
- C 323 Holdings, LLC: /s/ Thomas R. Knott, Sole Member (03/19/2025)
- John D. Cote: /s/ John D. Cote, John D. Cote (03/19/2025)